UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023	Commission File Number 001-33159
AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)
AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events
On May 2, 2023, AerCap Holdings N.V. furnished its interim financial report for the quarter ended March 31, 2023.
The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statements File Nos. 333-270326 and 333-260359 and Form S-8 Registration Statements File Nos. 333-194638, 333-194637, 333-180323, 333-165839, and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2023 and December 31, 2022	5
Unaudited Condensed Consolidated Income Statements for the Three Months ended March 31, 2023 and 2022	6
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three Months ended March 31, 2023 and 2022	7
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months ended March 31, 2023 and 2022	8
Unaudited Condensed Consolidated Statements of Equity for the Three Months ended March 31, 2023 and 2022	11
Notes to the Unaudited Condensed Consolidated Financial Statements	12

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of March 31, 2023 and December 31, 2022

	Note	March 31, 2023	December 31, 2022
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents	4	$1,089,046	$1,597,147
Restricted cash	4	174,621	159,623
Trade receivables		161,627	132,202
Flight equipment held for operating leases, net	5	55,487,268	55,220,809
Investment in finance leases, net	6	1,277,630	1,356,072
Flight equipment held for sale	7	607,485	292,808
Prepayments on flight equipment	25	3,946,422	3,806,602
Maintenance rights and lease premium, net	8	3,155,197	3,364,453
Other intangibles, net	8	179,741	185,210
Deferred tax assets	15	214,762	210,334
Associated companies	9	841,248	811,219
Other assets	10	2,549,356	2,590,439
Total Assets		$69,684,403	$69,726,918

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	12	$1,671,896	$1,494,953
Accrued maintenance liability	13	2,487,969	2,503,202
Lessee deposit liability		844,958	806,655
Debt	14	46,295,924	46,532,960
Deferred tax liabilities	15	2,260,033	2,194,098
Commitments and contingencies	25
Total Liabilities		53,560,780	53,531,868

Ordinary share capital, €0.01 par value, 450,000,000 ordinary shares authorized as of March 31, 2023 and December 31, 2022; 250,347,345 and 250,347,345 ordinary shares issued and 237,537,375 and 245,931,275 ordinary shares outstanding (including 4,905,281 and 4,837,602 shares of unvested restricted stock) as of March 31, 2023 and December 31, 2022, respectively	22	3,024	3,024
Additional paid-in capital		8,590,697	8,586,034
Treasury shares, at cost (12,809,970 and 4,416,070 ordinary shares as of March 31, 2023 and December 31, 2022, respectively)	22	(731,517)	(254,699)
Accumulated other comprehensive income		78,439	108,226
Accumulated retained earnings		8,104,773	7,674,922
Total AerCap Holdings N.V. shareholders’ equity		16,045,416	16,117,507
Non-controlling interest		78,207	77,543
Total Equity		16,123,623	16,195,050
Total Liabilities and Equity		$69,684,403	$69,726,918

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated Variable Interest Entities (“VIE”) for which creditors do not have recourse to our general credit:
Restricted cash		$89,996	$71,940
Flight equipment held for operating leases and held for sale		2,779,366	2,810,778
Other assets		134,490	146,239

Accrued maintenance liability		$137,749	$127,010
Debt		1,399,832	1,016,745
Other liabilities		82,441	74,012
The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Income Statements
For the Three Months Ended March 31, 2023 and 2022

		Three Months Ended March 31,
	Note	2023	2022
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents		$1,536,663	$1,553,646
Maintenance rents and other receipts		187,142	185,895
Total lease revenue		1,723,805	1,739,541
Net gain on sale of assets		99,540	3,285
Other income	17	42,377	47,190
Total Revenues and other income		1,865,722	1,790,016
Expenses
Depreciation and amortization	5, 8	610,517	634,414
Net (recoveries) charges related to Ukraine Conflict	18	(14,108)	2,728,718
Asset impairment	19	34,335	2,425
Interest expense		436,222	380,785
Loss on debt extinguishment		3,061	1,140
Leasing expenses		226,009	208,055
Selling, general and administrative expenses	20	110,604	97,475
Transaction and integration-related expenses		—	17,388
Total Expenses		1,406,640	4,070,400

Gain on investments at fair value		9,245	113

Income (loss) before income taxes and income of investments accounted for under the equity method		468,327	(2,280,271)
Income tax (expense) benefit	15	(65,594)	278,307
Equity in net earnings of investments accounted for under the equity method		32,544	1,283
Net income (loss)		$435,277	$(2,000,681)
Net income attributable to non-controlling interest		(3,172)	(149)
Net income (loss) attributable to AerCap Holdings N.V.		$432,105	$(2,000,830)

Basic earnings (loss) per share	22	$1.81	$(8.35)
Diluted earnings (loss) per share	22	$1.79	$(8.35)

Weighted average shares outstanding—basic	22	239,368,415	239,645,460
Weighted average shares outstanding—diluted	22	241,559,712	239,645,460

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Comprehensive Income
For the Three Months Ended March 31, 2023 and 2022

	Three Months Ended March 31,
	2023	2022
	(U.S. Dollars in thousands)
Net income (loss)	$435,277	$(2,000,681)

Other comprehensive (loss) income:
Net (loss) gain on derivatives (Note 11), net of tax of $4,327 and $(7,664), respectively	(31,566)	53,648
Actuarial gain on pension obligations, net of tax of $254	1,779	—
Total other comprehensive (loss) income	(29,787)	53,648

Comprehensive income (loss)	405,490	(1,947,033)
Comprehensive income attributable to non-controlling interest	(3,172)	(149)
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$402,318	$(1,947,182)

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2023 and 2022

	Three Months Ended March 31,
	2023	2022
	(U.S. Dollars in thousands)
Net income (loss)	$435,277	$(2,000,681)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	610,517	634,414
Net (recoveries) charges related to Ukraine Conflict	(2,272)	2,938,487
Asset impairment	34,335	2,425
Amortization of debt issuance costs, debt discount, debt premium and lease premium	65,440	83,210
Maintenance rights write-off (a)	123,922	101,114
Maintenance liability release to income	(110,953)	(101,162)
Net gain on sale of assets	(99,540)	(3,285)
Deferred tax expense (benefit)	61,252	(277,674)
Share-based compensation	26,863	27,503
Collections of finance leases	128,685	61,009
Gain on investments at fair value	(9,245)	(113)
Loss on debt extinguishment	3,061	1,140
Other	14,950	(79,361)
Changes in operating assets and liabilities:
Trade receivables	(27,988)	39,590
Other assets	8,674	10,778
Accounts payable, accrued expenses and other liabilities	100,423	(100,838)
Net cash provided by operating activities	1,363,401	1,336,556
Purchase of flight equipment	(1,291,077)	(881,608)
Proceeds from sale or disposal of assets	470,323	405,107
Prepayments on flight equipment	(449,658)	(177,176)
Other	(7,663)	7,125
Net cash used in investing activities	(1,278,075)	(646,552)
Issuance of debt	1,127,516	84,996
Repayment of debt	(1,377,505)	(1,412,038)
Debt issuance and extinguishment costs paid, net of debt premium received	(18,795)	(8,684)
Maintenance payments received	177,737	202,541
Maintenance payments returned	(31,185)	(127,541)
Security deposits received	102,387	98,132
Security deposits returned	(56,345)	(92,826)
Dividend paid to non-controlling interest holders	(2,508)	(118)
Repurchase of shares and tax withholdings on share-based compensation	(501,031)	(3,517)
Net cash used in financing activities	(579,729)	(1,259,055)
Net decrease in cash, cash equivalents and restricted cash	(494,403)	(569,051)
Effect of exchange rate changes	1,300	532
Cash, cash equivalents and restricted cash at beginning of period	1,756,770	1,914,753
Cash, cash equivalents and restricted cash at end of period	$1,263,667	$1,346,234

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Three Months Ended March 31, 2023 and 2022

	Three Months Ended March 31,
	2023	2022
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$386,082	$376,568
Income taxes paid, net	4,087	276

(a)Maintenance rights write-off consisted of the following:

End-of-Lease (“EOL”) and Maintenance Reserve (“MR”) contract maintenance rights expense	$78,982	$137,667
MR contract maintenance rights write-off offset by maintenance liability release	16,624	214,988
EOL contract maintenance rights write-off offset by EOL compensation received	28,316	42,952
EOL and MR contract maintenance rights write-off related to the Ukraine Conflict	—	(294,493)
Maintenance rights write-off	$123,922	$101,114

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Three Months Ended March 31, 2023 and 2022
Non-Cash Investing and Financing Activities
Three Months Ended March 31, 2023:
Flight equipment held for operating leases in the amount of $36.8 million was reclassified to investment in finance leases, net/inventory.
Flight equipment held for operating leases in the amount of $506.0 million was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $42.4 million was settled with buyers upon sale or disposal of assets.
Three Months Ended March 31, 2022:
Flight equipment held for operating leases in the amount of $276.8 million was reclassified to investment in finance and sales-type leases, net.
Flight equipment held for operating leases in the amount of $41.9 million was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $14.1 million was settled with buyers upon sale or disposal of assets.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Equity
For the Three Months Ended March 31, 2023 and 2022

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2022	250,347,345	$3,024	$8,586,034	$(254,699)	$108,226	$7,674,922	$16,117,507	$77,543	$16,195,050
Dividends paid	—	—	—	—	—	—	—	(2,508)	(2,508)
Repurchase of shares	—	—	—	(500,736)	—	—	(500,736)	—	(500,736)
Ordinary shares issued, net of tax withholdings	—	—	(22,200)	23,918	—	(2,254)	(536)	—	(536)
Share-based compensation	—	—	26,863	—	—	—	26,863	—	26,863
Total comprehensive (loss) income	—	—	—	—	(29,787)	432,105	402,318	3,172	405,490
Balance as of March 31, 2023	250,347,345	$3,024	$8,590,697	$(731,517)	$78,439	$8,104,773	$16,045,416	$78,207	$16,123,623

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2021	250,347,345	$3,024	$8,522,694	$(285,901)	$(79,335)	$8,410,261	$16,570,743	$76,617	$16,647,360
Dividends paid	—	—	—	—	—	—	—	(118)	(118)
Repurchase of shares	—	—	—	(1,458)	—	—	(1,458)	—	(1,458)
Ordinary shares issued, net of tax withholdings	—	—	(9,175)	14,039	—	(1,340)	3,524	—	3,524
Share-based compensation	—	—	27,503	—	—	—	27,503	—	27,503
Total comprehensive income (loss)	—	—	—	—	53,648	(2,000,830)	(1,947,182)	149	(1,947,033)
Balance as of March 31, 2022	250,347,345	$3,024	$8,541,022	$(273,320)	$(25,687)	$6,408,091	$14,653,130	$76,648	$14,729,778

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
1. General
The Company
AerCap Holdings N.V., together with its subsidiaries (“AerCap,” “we,” “us” or the “Company”), is the global leader in aviation leasing, with 2,161 aircraft owned, managed or on order, over 900 engines (including engines owned and managed by our Shannon Engine Support (“SES”) joint venture), over 300 owned helicopters, and total assets of $70 billion as of March 31, 2023. Our ordinary shares are listed on the New York Stock Exchange under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Miami, Singapore, Memphis, Amsterdam, Shanghai, Dubai and other locations. We also have representative offices at the world’s largest aircraft manufacturers, The Boeing Company (“Boeing”) in Seattle and Airbus S.A.S. (“Airbus”) in Toulouse.
The Condensed Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006.
2. Basis of presentation
General
Our Condensed Consolidated Financial Statements are presented in accordance with Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”).
We consolidate all companies in which we have effective control and all variable interest entities (“VIEs”) for which we are deemed the Primary Beneficiary (“PB”) under Accounting Standards Codification (“ASC”) 810. All intercompany balances and transactions with consolidated subsidiaries are eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.
Unconsolidated investments where we have significant influence are reported using the equity method of accounting.
Our Condensed Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.
Our interim financial statements have been prepared pursuant to the rules of the U.S. Securities and Exchange Commission (“SEC”) and U.S. GAAP for interim financial reporting, and reflect all adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, our interim financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 2, 2023. The results of operations for the three months ended March 31, 2023 are not necessarily indicative of those for a full fiscal year.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
2. Basis of presentation (Continued)

Use of estimates
The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangible assets, investment in finance leases, net, investments, trade receivables, notes receivables, deferred tax assets, income tax accruals and maintenance liabilities. Actual results may differ from our estimates under different conditions, sometimes materially.
Reportable segments
We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial flight equipment.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies
Recent accounting standards adopted during the year ended December 31, 2022:
Reference Rate Reform
In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2020-04, Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“Topic 848”). Topic 848 provided temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to reduce the financial reporting burden in light of the market transition from London Interbank Offered Rates (“LIBOR”) and other reference interest rates to alternative reference rates. During the fourth quarter of 2022, we adopted Topic 848 (effective October 1, 2022). The adoption has not and is not expected to have a material impact on our financial statements.
We have certain debt instruments, derivative contracts, and leases that reference LIBOR. LIBOR is a benchmark interest rate calculated based on information contributed by a panel of large international banks. LIBOR’s administrator announced in March 2021 that it intends to stop publishing the Overnight, one-month, three-month, six-month and 12-month U.S. dollar LIBOR settings after June 30, 2023. In anticipation of that cessation, we commenced the transition of our LIBOR-based instruments, contracts and leases to Secured Overnight Financing Rate (“SOFR” or “Term SOFR”) in October 2022 and expect to conclude the transition by June 2023.
Topic 848 provides several optional expedients that permit an entity not to apply otherwise applicable U.S. GAAP to contracts or transactions modified or otherwise affected due to reference rate reform, provided the conditions for the respective expedients are met. Before we commenced the transition of these instruments, contracts and leases to reference SOFR instead of LIBOR, we applied optional expedients under Topic 848. When we modified those agreements, we applied optional expedients that allowed us to (a) account for the contract modifications as continuations of the existing contracts without further accounting assessment that might otherwise be required and (b) continue cash flow hedging relationships without dedesignation when changes are made to hedge documentation, contractual terms of the hedging instrument or forecasted transaction, hedged risk, and effectiveness assessment method.
As of March 31, 2023, we had $5.6 billion of floating rate debt outstanding linked to a SOFR index, and $3.2 billion of floating rate debt outstanding linked to three-month U.S. dollar LIBOR. As of March 31, 2023, we had approximately $2.2 billion notional amount of floating rate derivatives outstanding linked to a SOFR index and $3.2 billion notional amount of floating rate derivatives outstanding linked to either one-month or three-month U.S. dollar LIBOR. All floating rate debt and derivatives outstanding linked to a LIBOR index are due to be to transitioned to a SOFR index by, or mature before, June 30, 2023.
In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, which extends the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the optional expedients in Topic 848. The adoption of ASU 2022-06, which was effective upon issuance, has not and is not expected to have a material impact on our financial statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
4. Cash, cash equivalents and restricted cash
Our restricted cash balance was $174.6 million and $159.6 million as of March 31, 2023 and December 31, 2022, respectively, and was primarily related to our Export Credit Agency (“ECA”) financings and Export-Import Bank of the United States (“Ex-Im”) financings, our AerFunding revolving credit facility, our Brazilian Development Bank (“BNDES”) financing and other debt. See Note 14—Debt.
The following is a summary of our cash, cash equivalents and restricted cash as of March 31, 2023, December 31, 2022 and March 31, 2022:

	March 31, 2023	December 31, 2022	March 31, 2022
Cash and cash equivalents	$1,089,046	$1,597,147	$1,185,702
Restricted cash	174,621	159,623	160,532
Total cash, cash equivalents and restricted cash	$1,263,667	$1,756,770	$1,346,234
5. Flight equipment held for operating leases, net
Movements in flight equipment held for operating leases during the three months ended March 31, 2023 and 2022 were as follows:

	Three Months Ended March 31,
	2023	2022
Net book value at beginning of period	$55,220,809	$57,825,056
Additions	1,677,164	1,104,801
Depreciation	(602,294)	(625,317)
Disposals and transfers to held for sale	(739,562)	(280,547)
Transfers from/to investment in finance leases, net/inventory	(36,786)	(276,823)
Write-offs and impairments (Note 18 and 19)	(32,063)	(3,178,688)
Net book value at end of period	$55,487,268	$54,568,482

Accumulated depreciation and impairment as of March 31, 2023 and 2022, respectively:	$(12,848,330)	$(11,242,260)

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
6. Investment in finance leases, net
Components of investment in finance leases, net as of March 31, 2023 and December 31, 2022 were as follows:

	March 31, 2023	December 31, 2022
Future minimum lease payments to be received, net	$1,258,903	$1,299,724
Estimated residual values of leased flight equipment	545,780	630,538
Less: Unearned income	(509,329)	(551,165)
Less: Allowance for credit losses (Note 21)	(17,724)	(23,025)
	$1,277,630	$1,356,072
During the three months ended March 31, 2023 and 2022, we recognized interest income from investment in finance leases, net of $27.1 million and $37.0 million, respectively, included in basic lease rents.
7. Flight equipment held for sale
As of March 31, 2023, flight equipment with a total net book value of $607.5 million met the held for sale criteria and was classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from the lessees of approximately $34.4 million will be assumed by the buyers of these aircraft upon consummation of the individual sales transactions.
As of December 31, 2022, flight equipment with a total net book value of $292.8 million met the held for sale criteria and was classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
8. Intangibles
Maintenance rights and lease premium, net
Maintenance rights and lease premium, net consisted of the following as of March 31, 2023 and December 31, 2022:

	March 31, 2023	December 31, 2022
Maintenance rights	$2,383,503	$2,540,286
Lease premium, net	771,694	824,167
	$3,155,197	$3,364,453
Movements in maintenance rights during the three months ended March 31, 2023 and 2022 were as follows:

	Three Months Ended March 31,
	2023	2022
Maintenance rights at beginning of period	$2,540,286	$3,292,007
EOL and MR contract maintenance rights expense	(78,982)	(137,667)	(a)
MR contract maintenance rights write-off due to maintenance liability release	(16,624)	(214,988)	(a)
EOL contract maintenance rights write-off due to cash received	(28,316)	(42,952)
EOL and MR contract maintenance rights write-off due to sale of aircraft	(32,861)	—
Maintenance rights at end of period	$2,383,503	$2,896,400

(a)EOL and MR contract maintenance rights expense and MR contract maintenance rights write-off due to maintenance liability release for the three months ended March 31, 2022 included amounts related to the Ukraine Conflict. Refer to Note 18—Net charges related to Ukraine Conflict for further details.
The following tables present details of lease premium assets and related accumulated amortization as of March 31, 2023 and December 31, 2022:

	March 31, 2023
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$1,029,460	$(257,766)	$771,694

	December 31, 2022
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$1,044,915	$(220,748)	$824,167

Lease premium assets that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above.
During the three months ended March 31, 2023 and 2022, we recorded amortization expense for lease premium assets of $46.2 million and $61.8 million, respectively.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
8. Intangibles (Continued)
Other intangibles
Other intangibles consisted of the following as of March 31, 2023 and December 31, 2022:

	March 31, 2023	December 31, 2022
Customer relationships, net	$171,941	$177,235
Other intangible assets	7,800	7,975
	$179,741	$185,210
The following tables present details of customer relationships and related accumulated amortization as of March 31, 2023 and December 31, 2022:

	March 31, 2023
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(188,059)	$171,941

	December 31, 2022
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(182,765)	$177,235
During the three months ended March 31, 2023 and 2022, we recorded amortization expense for customer relationships of $5.3 million.
9. Associated companies
As of March 31, 2023 and December 31, 2022, associated companies accounted for under the equity method of accounting consisted of the following:

	% Ownership as of March 31, 2023	March 31, 2023	December 31, 2022
Shannon Engine Support	50.0	$667,096	$634,701
AerDragon Aviation Partners Limited and its Subsidiaries (“AerDragon”)	16.7	88,264	88,240
Other	5.7-39.3	85,888	88,278
		$841,248	$811,219

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
10. Other assets
Other assets consisted of the following as of March 31, 2023 and December 31, 2022:

	March 31, 2023	December 31, 2022
Straight-line rents, prepaid expenses and other	$762,923	$715,751
Notes receivable, net of allowance for credit losses (a) (b)	444,366	486,223
Loans receivable, net of allowance for credit losses (c)	336,396	351,357
Derivative assets (Note 11)	175,711	211,993
Lease incentives	159,348	163,683
Operating lease right of use assets, net	75,792	81,952
Investments	72,993	62,519
Inventory	59,163	55,868
Other receivables, net	462,664	461,093
	$2,549,356	$2,590,439

(a)Notes receivable as of March 31, 2023 and December 31, 2022 included $428 million and $459 million, respectively, related to agreements we have executed with customers to reschedule certain lease payments under our leases that are due at the reporting dates. Notes receivable as of March 31, 2023 and December 31, 2022 also included $16 million and $27 million, respectively, related to aircraft sale and other transactions.
(b)As of March 31, 2023 and December 31, 2022, we had $72 million and $111 million, respectively, allowance for credit losses on notes receivable. Refer to Note 21—Allowance for credit losses for further details.
(c)As of March 31, 2023 and December 31, 2022, we had $2 million and $4 million, respectively, allowance for credit losses on loans receivable. Refer to Note 21—Allowance for credit losses for further details. During the three months ended March 31, 2023 and 2022, we recognized interest income from loans receivable, net of allowance for credit losses of $6 million included in other income.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
11. Derivative financial instruments
We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, treasury locks, options and forward contracts.
As of March 31, 2023, we had interest rate caps, swaps and treasury locks outstanding, with underlying variable benchmark interest rates ranging from one to three-month U.S. dollar LIBOR or Term SOFR, or the yield of on-the-run U.S. Treasury notes, as applicable.
Since October 2022, we have transitioned a number of our longer-dated derivative instruments from LIBOR to Term SOFR. We applied an optional expedient under Topic 848 that allowed us to account for the contract modifications as a continuation of the existing contracts, and to continue cash flow hedging relationships without dedesignation.
Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of March 31, 2023, and December 31, 2022, we had cash collateral of $4.1 million and $4.6 million, respectively, from various counterparties and the obligation to return such collateral was recorded in accounts payable, accrued expenses and other liabilities. We had not advanced any cash collateral to counterparties as of March 31, 2023 or December 31, 2022.
The counterparties to our interest rate derivatives are primarily major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any material losses to date.
Our derivative assets are recorded in other assets and our derivative liabilities are recorded in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets.
The following tables present notional amounts and fair values of derivatives outstanding as of March 31, 2023 and December 31, 2022:

	March 31, 2023		December 31, 2022
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as accounting cash flow hedges:
Interest rate contracts	$1,597,500	$63,008	$1,727,500	$76,639
Derivative assets designated as accounting cash flow hedges:
Interest rate contracts	$4,175,000	$112,703	$3,641,000	$135,354
Total derivative assets		$175,711		$211,993

(a)The notional amount is excluded for interest rate contracts which are not yet effective.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
11. Derivative financial instruments (Continued)

	March 31, 2023		December 31, 2022
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative liabilities designated as accounting cash flow hedges:
Interest rate contracts	$350,000	$14,903	$—	$—
Total derivative liabilities		$14,903		$—

(a)The notional amount is excluded for interest rate contracts which are not yet effective.
We recorded the following in other comprehensive gain or loss related to derivative financial instruments for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
	2023	2022
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as accounting cash flow hedges:
Interest rate contracts	$(37,554)	$60,145
Derivative premium and amortization	1,661	1,167
Income tax effect	4,327	(7,664)
Net (loss) gain on derivatives, net of tax	$(31,566)	$53,648
We expect to reclassify approximately $67 million from accumulated other comprehensive income (“AOCI”) as a reduction in interest expense in our Condensed Consolidated Income Statements over the next 12 months.
The following table presents the effect of derivatives recorded in interest expense in our Condensed Consolidated Income Statements for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
	2023	2022
Gain (Loss)
Derivatives not designated as accounting hedges:
Interest rate contracts	$(13,631)	$36,070
Reclassification to Condensed Consolidated Income Statements:
Reclassification of amounts previously recorded within AOCI	17,657	(19,291)
Gain recognized in interest expense	$4,026	$16,779

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
12. Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consisted of the following as of March 31, 2023 and December 31, 2022:

	March 31, 2023	December 31, 2022
Deferred revenue	$593,588	$547,662
Accounts payable and accrued expenses	581,969	475,166
Accrued interest	348,061	336,910
Operating lease liabilities	133,375	135,215
Derivative liabilities (Note 11)	14,903	—
	$1,671,896	$1,494,953
13. Accrued maintenance liability
Movements in accrued maintenance liability during the three months ended March 31, 2023 and 2022 were as follows:

	Three Months Ended March 31,
	2023	2022
Accrued maintenance liability at beginning of period	$2,503,202	$2,900,651
Maintenance payments received	177,737	202,541
Maintenance payments returned	(31,185)	(127,541)
Release to income upon sale	(42,434)	(14,079)
Release to income other than upon sale	(110,953)	(668,164)	(a)
Lessor contribution, top-ups and other	(8,398)	(52,324)	(a)
Accrued maintenance liability at end of period	$2,487,969	$2,241,084

(a)Accrued maintenance liability released to income other than upon sale and lessor contribution, top-ups and other for the three months ended March 31, 2022 included amounts related to the Ukraine Conflict. Refer to Note 18—Net charges related to Ukraine Conflict for further details.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
14. Debt
As of March 31, 2023, the principal amount of our outstanding indebtedness totaled $46.6 billion, which excluded debt issuance costs, debt discounts and debt premium of $256 million, and our undrawn lines of credit were $11.3 billion, availability of which is subject to certain conditions, including compliance with certain financial covenants. As of March 31, 2023, we remained in compliance with the financial covenants across our various debt obligations.
The following table provides a summary of our indebtedness as of March 31, 2023 and December 31, 2022:

	March 31, 2023						December 31, 2022
Debt obligation	Collateral (number of aircraft and helicopters)	Commitment	Undrawn amounts	Amount outstanding	Weighted average interest rate (a)	Maturity	Amount outstanding
Unsecured
AerCap Trust (b) & AICDC (c) Notes		$32,100,000	$—	$32,100,000	3.02%	2041	$32,700,000
Revolving credit facilities (d)		9,300,000	9,300,000	—	—	2027	—
Other unsecured debt		2,074,500	—	2,074,500	6.29%	2026	2,010,500
TOTAL UNSECURED		$43,474,500	$9,300,000	$34,174,500			$34,710,500
Secured
Export credit facilities (e)	36	985,373	—	985,373	2.12%	2033	1,058,269
Institutional secured term loans & secured portfolio loans	265	8,264,971	710,500	7,554,471	5.79%	2032	7,499,339
AerFunding Revolving Credit Facility	39	2,075,000	966,123	1,108,877	6.83%	2027	717,558
Other secured debt (f)	14	744,445	294,573	449,872	5.42%	2039	537,232
Fair value adjustment		—	—	1,725			1,778
TOTAL SECURED		$12,069,789	$1,971,196	$10,100,318			$9,814,176
Subordinated
Subordinated Notes		2,250,000	—	2,250,000	6.36%	2079	2,250,000
Subordinated debt issued by VIEs		27,219	—	27,219	—	2026	27,219
Fair value adjustment		—	—	—			(212)
TOTAL SUBORDINATED		$2,277,219	$—	$2,277,219			$2,277,007
Debt issuance costs, debt discounts and debt premium				(256,113)			(268,723)
	354	$57,821,508	$11,271,196	$46,295,924			$46,532,960

(a)The weighted average interest rate for our floating rate debt of $9.8 billion is calculated based on the applicable U.S. dollar LIBOR or SOFR rate, as applicable, as of the most recent interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs, debt discounts and debt premium. The institutional secured term loans and secured portfolio loans also contain base rate interest alternatives.
(b)AerCap Global Aviation Trust, a Delaware Statutory Trust (“AerCap Trust”).
(c)AerCap Ireland Capital Designated Activity Company, a designated activity company with limited liability incorporated under the laws of Ireland (“AICDC”).
(d)Asia Revolver and Citi Revolvers (the “Revolving credit facilities”).
(e)An additional $0.8 billion of commitment has been approved by the Export Credit Agencies, subject to customary conditions at drawdown.
(f)In addition to the 14 aircraft, 68 engines are pledged as collateral.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
14. Debt (Continued)

Additional details of the principal terms of our indebtedness can be found in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 2, 2023. The material changes to our indebtedness since the filing of that report, except for scheduled repayments, are described below.
Revolving credit facilities
In March 2014, AICDC entered into a senior unsecured revolving credit facility (the “Citi Revolver I”) which was subsequently upsized and amended. In February 2023, AICDC extended the Citi Revolver I, extending its maturity to February 2027.
In March 2021, AerCap and AICDC entered into a $4.35 billion unsecured revolving credit agreement (the “Citi Revolver II”). In 2021, the Citi Revolver I was amended such that the terms of both the Citi Revolver I and the Citi Revolver II are the same (the “Citi Revolvers”). In February 2023, the terms of the Citi Revolvers were amended to replace LIBOR with Term SOFR as the relevant reference rate.
Secured portfolio loans
In March 2023, we entered into a $900 million secured facility agreement with a syndicate of lenders and Crédit Agricole Corporate and Investment Bank, as administrative agent, and a maturity of November 29, 2030.
AerCap Trust and AICDC Notes
In February 2023, AerCap Trust and AICDC completed the redemption of all $600 million outstanding aggregate principal amount of their 4.125% Senior Notes due 2023.
15. Income taxes
Our effective tax rate was 14.0% for the three months ended March 31, 2023 and 12.2% for the three months ended March 31, 2022. During the three months ended March 31, 2022, we recorded approximately $341 million of income tax benefit due to the recognition of net charges related to the Ukraine Conflict. See Note 18—Net charges related to Ukraine Conflict. The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions, permanent tax differences relative to pre-tax income or loss, and certain other discrete items. Our effective tax rate in any period can be impacted by revisions to the estimated full year rate.
16. Equity
The following table presents our share repurchase programs approved by our Board of Directors from January 1, 2023 through March 31, 2023:

Program approval date	Program end date	Authorized amount	Program completion date
March 2023	September 30, 2023	$500,000	March 13, 2023
On March 13, 2023, we repurchased an aggregate of 8,788,890 of our ordinary shares from General Electric (“GE”) under our share repurchase program at a price of $56.89 per ordinary share.
On March 13, 2023, we announced the completion of an underwritten secondary offering (the “Secondary Offering”) of 23,000,000 AerCap ordinary shares by GE at a price to the public of $58.50 per ordinary share.
In April 2023, our Board of Directors approved a new share repurchase program authorizing total repurchases of up to $500 million of AerCap ordinary shares through September 30, 2023. Refer to Note 27—Subsequent events for further details.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
17. Other income
Other income consisted of the following for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
	2023	2022
Management fees	9,115	10,197
Interest and other income	33,262	36,993
	$42,377	$47,190
18. Net charges related to Ukraine Conflict
On February 24, 2022, Russia launched a large-scale military invasion of Ukraine and has since been engaged in a broad military conflict with Ukraine (the “Ukraine Conflict”). In response to the Ukraine Conflict and ongoing related hostilities, the United States, the European Union, the United Kingdom and other countries have imposed broad, far-reaching sanctions against Russia, certain Russian persons and certain activities involving Russia or Russian persons. These sanctions include prohibitions regarding the supply of aircraft and aircraft components to Russian persons or for use in Russia (the “Sanctions”).
In compliance with all applicable sanctions in March 2022, we terminated the leasing of all of our aircraft and engines with Russian airlines. These terminations have resulted in reduced revenues and operating cash flows.
The Ukraine Conflict, the Sanctions and the actions of our former Russian lessees and the Russian government together represent an unusual and infrequent event and therefore the related net charges are classified separately on our Condensed Consolidated Income Statements. During the three months ended March 31, 2022, we recognized a pre-tax net charge of $2.7 billion to our earnings, comprised of write-offs and impairments of flight equipment, which were partially offset by the derecognition of lease-related assets and liabilities (including maintenance rights and lease premium intangible assets, maintenance liabilities, security deposits and other balances) and the collection of letter of credit proceeds. We recognized a total loss write-off with respect to our assets that remain in Russia and Ukraine, and impairment losses with respect to the assets we have recovered from Russian and Ukrainian airlines. The impairments recognized with respect to assets recovered from Russian and Ukrainian airlines were based on the expected commercial strategy and corresponding cash flow estimates for each asset.
During the three months ended March 31, 2023, we recognized recoveries of $14 million, which primarily consisted of $12 million of proceeds from letters of credit and other collateral receipts related to the Ukraine Conflict.

	Three Months Ended March 31,
	2023	2022
	(U.S. Dollars in millions)
(Recoveries) write-offs and impairments of flight equipment	$(2)	$3,176
Derecognition of lease-related assets and liabilities	—	(237)
Letters of credit receipts and other collateral collections	(12)	(210)
Net (recoveries) charges related to Ukraine Conflict	$(14)	$2,729

We had letters of credit related to our aircraft and engines leased to Russian airlines as of February 24, 2022 of approximately $260 million, all confirmed by financial institutions in Western Europe. We presented requests for payment to all these institutions. As of March 31, 2023, we had received all payments related to these letters of credit.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
18. Net charges related to Ukraine Conflict (Continued)
Our lessees are required to provide insurance coverage with respect to leased aircraft and we are named as insureds under those policies in the event of a total loss of an aircraft or engine. We also purchase contingent and possessed insurance (“C&P Policy”) which provides us with coverage when our flight equipment is not subject to a lease or where a lessee’s policy fails to indemnify us. In March 2022, we submitted an insurance claim for approximately $3.5 billion under our C&P Policy with respect to all aircraft and engines remaining in Russia. In June 2022, we commenced legal proceedings in London, England to recover up to $3.5 billion in connection with our previously submitted claim under the C&P Policy. Refer to Note 25—Commitments and Contingencies for further details.
In parallel, during the year ended December 31, 2022, we submitted claims as an additional insured under the Russian airlines’ insurance policies. Our efforts to recover from the airlines’ Russian insurers and their reinsurers continue. The collection, timing and amount of any potential recoveries under our C&P Policy and under the airlines’ insurance and reinsurance policies are uncertain. We have not recognized any claim receivables in respect of our claims under our C&P Policy and under the Russian airlines’ insurance and reinsurance policies as of March 31, 2023.
In November 2022, we submitted an insurance claim under a Ukrainian airline’s insurance and reinsurance policies for approximately $97 million for the loss of one aircraft which remains in Ukraine. In January 2023, we submitted an insurance claim under our C&P Policy for the same aircraft and also submitted an insurance claim under our C&P Policy for our second aircraft which remains in Ukraine. The value of the two claims under our C&P Policy for the two aircraft which remain in Ukraine is approximately $100 million. We intend to continue to vigorously pursue all insurance claims in respect of the two aircraft which remain in Ukraine. However, the collection, timing and amount of any potential recoveries are uncertain and we have not recognized any claim receivables as of March 31, 2023.
19. Asset impairment
Our long-lived assets include flight equipment held for operating lease and definite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. We perform event-driven impairment assessments of our flight equipment held for operating lease each quarter.
During the three months ended March 31, 2023 and 2022, we recognized impairment charges of $34.3 million and $2.4 million, respectively. These impairment charges primarily related to lease terminations and sales transactions and were partially offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation.
During the three months ended March 31, 2022, we also recognized write-offs and impairments of flight equipment of $3.2 billion related to the Ukraine Conflict. Please refer to Note 18—Net charges related to Ukraine Conflict.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
20. Selling, general and administrative expenses
Selling, general and administrative expenses consisted of the following for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
	2023	2022
Personnel expenses	$48,448	$45,067
Share-based compensation	26,863	27,503
Travel expenses	10,819	4,064
Professional services	8,893	8,941
Office expenses	6,442	6,049
Other expenses	9,139	5,851
	$110,604	$97,475
21. Allowance for credit losses
Movements in the allowance for credit losses during the three months ended March 31, 2023 and 2022 were as follows:

	Three Months Ended March 31,
	2023				2022
	Investment in finance leases	Notes receivable	Loans receivable	Total	Total
Allowance for credit losses at beginning of period	$23,025	$110,938	$3,898	$137,861	$117,547
Current period (decrease) increase in provision for expected credit losses	(5,301)	(1,772)	(1,512)	(8,585)	61,687
Write-offs charged against the allowance	—	(36,883)	—	(36,883)	(63,334)
Allowance for credit losses at end of period	$17,724	$72,283	$2,386	$92,393	$115,900
During the three months ended March 31, 2023, we decreased our credit provision by $8.6 million and recognized write-offs charged against the allowance of $36.9 million with respect to one of our lessees. During the three months ended March 31, 2022, we increased our credit provision, classified in Net charges related to Ukraine Conflict by $56.4 million primarily reflecting the losses due to the Ukraine Conflict.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
22. Earnings per share
Basic Earnings Per Share (“EPS”) is calculated by dividing net income by the weighted average of our ordinary shares outstanding, which excludes 4,905,281 and 5,845,011 shares of unvested restricted stock as of March 31, 2023 and 2022, respectively. In general, for the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities provided under our equity compensation plans. The number of shares excluded from diluted shares outstanding was nil for the three months ended March 31, 2023. Due to the reported loss for the three months ended March 31, 2022, basic EPS is not adjusted by the effect of dilutive securities. The number of shares under our equity compensation plans which could dilute EPS in the future was 4,423,232 for the three months ended March 31, 2022.
The computation of basic and diluted EPS for the three months ended March 31, 2023 and 2022 were as follows:

	Three Months Ended March 31,
	2023	2022
Net income (loss) for the computation of basic EPS	$432,105	$(2,000,830)
Weighted average ordinary shares outstanding—basic	239,368,415	239,645,460
Basic EPS	$1.81	$(8.35)

	Three Months Ended March 31,
	2023	2022
Net income (loss) for the computation of diluted EPS	$432,105	$(2,000,830)
Weighted average ordinary shares outstanding—diluted	241,559,712	239,645,460
Diluted EPS	$1.79	$(8.35)
The computations of ordinary shares outstanding, excluding shares of unvested restricted stock, as of March 31, 2023 and December 31, 2022 were as follows:

	March 31, 2023	December 31, 2022
	Number of ordinary shares
Ordinary shares issued	250,347,345	250,347,345
Treasury shares	(12,809,970)	(4,416,070)
Ordinary shares outstanding	237,537,375	245,931,275
Shares of unvested restricted stock	(4,905,281)	(4,837,602)
Ordinary shares outstanding, excluding shares of unvested restricted stock	232,632,094	241,093,673

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

23. Variable interest entities
We use many forms of entities to achieve our leasing and financing business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all of the VIE’s activities, or being the sole shareholder of the VIE.
During the three months ended March 31, 2023, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.
Consolidated VIEs
As of March 31, 2023 and December 31, 2022, substantially all assets and liabilities presented in our Condensed Consolidated Balance Sheets were held in consolidated VIEs.
We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, absorb the majority of the risks and rewards of these entities and guarantee the activities of these entities.
The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit, are disclosed in our Condensed Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 14—Debt.
Wholly-owned ECA and Ex-Im financing vehicles
We have created certain wholly-owned subsidiaries for the purpose of purchasing flight equipment and obtaining financing secured by such flight equipment. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Other secured financings
We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Wholly-owned leasing entities
We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes, which serve as equity.
Limited recourse financing structures
We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances. As of March 31, 2023, these entities had aggregate subordinated debt outstanding of $54.4 million, consisting of $27.2 million due to us and $27.2 million due to our joint venture partner.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Variable interest entities (Continued)

AerFunding
We hold a 5% equity investment and 100% of the subordinated notes (“AerFunding Class E-1 Notes”) in AerFunding.
As of March 31, 2023, AerFunding had $1.1 billion outstanding under a secured revolving credit facility and $1.6 billion of AerFunding Class E-1 Notes outstanding due to us.
Non-consolidated VIEs
Non-consolidated VIEs are investments in which we have determined that we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investments in non-consolidated VIEs under the equity method of accounting.
The following table presents our maximum exposure to loss in non-consolidated VIEs as of March 31, 2023 and December 31, 2022:

	March 31, 2023	December 31, 2022
Carrying value of debt and equity investments	$118,272	$118,403
The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value.
Other variable interest entities
We have variable interests in other entities in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entities’ economic performance.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
24. Related party transactions
GE
AerCap completed the acquisition of GE Capital Aviation Services (“GECAS”) from GE (“the GECAS Transaction”) on November 1, 2021 (the “Closing Date”). Immediately following the completion of the GECAS Transaction, GE held approximately 46% of AerCap’s issued and outstanding ordinary shares. Consequently, GE became a related party on the Closing Date of the GECAS Transaction. We may purchase, sell or lease flight equipment from/to GE.
On March 13, 2023, we announced the completion of an underwritten secondary offering (the “Secondary Offering”) of 23,000,000 AerCap ordinary shares by GE at a price to the public of $58.50 per ordinary share, and completed the repurchase of 8,788,890 of our ordinary shares from GE for $500 million. As of March 31, 2023, GE held approximately 33.6% of our issued and outstanding ordinary shares. Refer to Note 16—Equity for further details.
During the three months ended March 31, 2023 and 2022, AerCap recognized rental income from engines on lease to GE of approximately $40 million and $31 million, respectively, and purchases from GE of approximately $53 million and $4 million, respectively. During the three months ended March 31, 2023, AerCap recognized sales to GE of approximately $14 million.
As of March 31, 2023, AerCap had an outstanding payable balance of $2 million and a receivable balance of $3 million with GE. As of December 31, 2022, AerCap had an outstanding payable balance of $9 million with GE.
Equity Method Investments
SES
SES is a 50% joint venture and is considered a related party. During the three months ended March 31, 2023 and 2022, we recognized lease rental income from SES of $28 million and $18 million, respectively.
Other related parties
The following tables present amounts received from other related parties as detailed in Note 9—Associated companies for management fees and dividends for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
	2023	2022
Management fees and other	$3,009	$5,315
Dividends	2,512	7,159
	$5,521	$12,474
25. Commitments and contingencies
Flight equipment on order
As of March 31, 2023, we had commitments to purchase 421 new aircraft, scheduled for delivery through 2028. These commitments are based upon purchase agreements with Boeing, Airbus and Embraer S.A. (“Embraer”). These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. As of March 31, 2023, we also had commitments to purchase 16 engines and 18 new helicopters for delivery through 2025.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Commitments and contingencies (Continued)

Prepayments on flight equipment include prepayments of our forward order flight equipment and other balances held by the flight equipment manufacturers. Movements in prepayments on flight equipment during the three months ended March 31, 2023 and 2022 were as follows:

	Three Months Ended March 31,
	2023	2022
Prepayments on flight equipment at beginning of period	$3,806,602	$4,586,848
Prepayments and additions during the period, net	432,932	161,200
Interest paid and capitalized during the period	30,067	20,341
Prepayments and capitalized interest applied to the purchase of flight equipment	(323,179)	(228,582)
Prepayments on flight equipment at end of period	$3,946,422	$4,539,807
Legal proceedings
General
In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews indemnities and insurance coverage, where applicable. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our Condensed Consolidated Financial Statements.
Contingent and Possessed Insurance Policy Litigation
During the year ended December 31, 2022, we submitted an insurance claim for approximately $3.5 billion under our contingent and possessed insurance policy (the “C&P Policy”) with respect to 135 aircraft and 14 engines which had been on lease to Russian airlines at the time of the invasion of Ukraine, the vast majority of which remain in Russia.
On June 9, 2022, AerCap Ireland Limited (“AerCap Ireland”) (as representative claimant on its own behalf and on behalf of all other insureds under the C&P Policy) commenced a claim in the Commercial Court in London, England (i) in the amount of approximately $3.5 billion against AIG Europe S.A. (on its own behalf and on behalf of all underwriters subscribing to the Aircraft Hull and Spares and Equipment Coverage section of the C&P Policy) and (ii) in the alternative, in the amount of $1.2 billion against Lloyds Insurance Company S.A. (on its own behalf and on behalf of all underwriters subscribing to the Aviation “War and Allied Perils” Coverage section of the C&P Policy), in respect of AerCap’s aircraft and engines lost in Russia. Fidelis Insurance Ireland DAC, Swiss Re International SE and Chubb European Group SE have each been joined as a defendant to the action since January 2023 and are no longer represented by AIG Europe S.A. or Lloyds Insurance Company S.A for their respective interests under the C&P Policy. The trial is scheduled to commence in October 2024.
We intend to continue to vigorously pursue our claims under the C&P Policy. However, the collection, timing and amount of any potential recoveries are uncertain and we have not recognized any claim receivables as of March 31, 2023.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Commitments and contingencies (Continued)

VASP Litigation
We are party to a group of related cases arising from the leasing of 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment and obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines. VASP appealed and, in 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled that the aircraft and engines should be returned or that VASP could recover proven damages arising from the repossession.
We have defended this case in the Brazilian courts through various motions and appeals. In 2004, the Superior Court of Justice (the “STJ”) dismissed our then-pending appeal. In 2005, we filed an extraordinary appeal with the Federal Supreme Court (the “STF”). On June 24, 2020, the STF reversed its earlier contrary rulings and granted our extraordinary appeal, ordering a new panel of the STJ to review the merits of our challenge against TJSP’s original order. VASP’s final appeal was denied in November 2022 and the case has been returned to the STJ for a ruling on the merits of our original appeal.
In 2006, VASP commenced a related proceeding to calculate the amount of alleged damages owed under the TJSP’s 1996 judgment. In 2017, the court decided that VASP had suffered no damages even if the TJSP’s 1996 judgment regarding liability were affirmed. On April 20, 2018, VASP appealed this decision. We believe, however, and we have been advised, that it is not probable that VASP will ultimately be able to recover damages from us even if VASP prevails on the issue of liability. The outcome of the legal process is, however, uncertain. The ultimate amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.
In 2006, we brought actions against VASP in English and Irish courts seeking damages arising from the 1992 lease defaults. These actions resulted in judgments by the English court in the aggregate amount of approximately $40 million plus interest and judgments by the Irish court in the aggregate amount of approximately $36.9 million, all in our favor. VASP had meanwhile in 2008 been adjudicated as insolvent by a Brazilian bankruptcy court, which commenced bankruptcy proceedings. We have caused the English and Irish judgment to be domesticated in Brazil and submitted them as claims in the bankruptcy proceeding. The bankruptcy court has allowed the claims in the amount of $40 million in respect of the English judgments and $24 million in respect of the Irish judgments. We have been advised that it is not probable that VASP’s bankruptcy estate will have funds to pay its creditors but our court-approved claims may be used to offset any damages that VASP might be awarded in the Brazilian courts if for any reason we are not successful in defending ourselves against VASP’s claim for damages.
Transbrasil Litigation
We are party to a group of related actions arising from the leasing of various aircraft and engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap-related companies (the “AerCap Lessors”), along with other leases it had entered into with General Electric Capital Corporation (“GECC”) and certain of its affiliates (collectively, with GECC, the “GE Lessors”). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the “Notes”) to the AerCap Lessors and GE Lessors (collectively, the “Lessors”) in connection with restructurings of the leases. Transbrasil defaulted on the Notes and the Lessors individually brought enforcement actions against Transbrasil in 2001 (GECC also filed an action for the involuntary bankruptcy of Transbrasil).

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Commitments and contingencies (Continued)

Transbrasil brought a lawsuit against the Lessors in February 2001 (the “Transbrasil Lawsuit”), claiming that the Notes had in fact been paid at the time the Lessors brought the enforcement actions. In 2007, the trial judge ruled in favor of Transbrasil and the Lessors appealed. In April 2010, the appellate court published a judgment (the “2010 Judgment”) rejecting the Lessors’ appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the “Indemnity Claim”). In June 2010, the Lessors filed special appeals before the STJ in Brazil. In October 2013, the STJ granted the special appeals filed by the GE Lessors, effectively reversing the 2010 Judgment in most respects as to all of the Lessors. Transbrasil appealed this order, but the appellate panel in November 2016 rejected Transbrasil’s appeal, preserving the 2013 reversal of the 2010 Judgment. All appeals in respect of the Transbrasil Lawsuit based on the merits of the dispute have now concluded.
However, in July 2011, while the various appeals of the 2010 Judgment were pending, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the “Provisional Enforcement Actions”): one to enforce the award of statutory penalties; a second to recover attorneys’ fees related to that award; and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments.
In light of the STJ’s ruling in October 2013, the trial court has ordered the dismissal of the Transbrasil Provisional Enforcement Actions. The TJSP has since affirmed the dismissals of the actions seeking statutory penalties and attorneys’ fees. Lessors’ motion to clarify relating to the dismissal of the Provisional Enforcement Action with respect to the Indemnity Claim remains pending. We believe we have strong arguments to convince the court that Transbrasil suffered no material damage as a result of the defendants’ attempts to collect on the Notes.
The only matters remaining to be resolved are: (i) a motion to clarify relating to the dismissal of a lower court appeal with respect to the Indemnity Claim and (ii) a number of court-mandated legal fee assessments for (a) proofs of claim filed by the Lessors against the Transbrasil bankruptcy estate and (b) various otherwise-concluded enforcement proceedings, including the Provisional Enforcement Proceedings.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Fair value measurements
The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are primarily based on management’s own estimates and are calculated based upon the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.
The degree of judgment used in measuring the fair value of a financial and non-financial asset or liability generally correlates with the level of pricing observability. We classify our fair value measurements based on the observability and significance of the inputs used in making the measurement, as provided below:
Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.
Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.
Level 3 — Unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost-benefit analysis. Inputs may include our own data.
Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.
Assets and liabilities measured at fair value on a recurring basis
As of March 31, 2023 and December 31, 2022, our derivative portfolio consisted of interest rate contracts. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2. As of March 31, 2023 and December 31, 2022, we held investments at fair value of $69.6 million and $59.1 million, respectively. The valuation of these investments were primarily classified as Level 1, based on quoted market price.
The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of March 31, 2023 and December 31, 2022:

	March 31, 2023
	Total	Level 1	Level 2	Level 3
Assets
Investments, at fair value	$69,614	$39,529	$—	$30,085
Derivative assets	175,711	—	175,711	—

Liabilities
Derivative liabilities	$14,903	$—	$14,903	$—

	December 31, 2022
	Total	Level 1	Level 2	Level 3
Assets
Investments, at fair value	$59,081	$39,081	$—	$20,000
Derivative assets	211,993	—	211,993	—

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Fair value measurements (Continued)
Assets and liabilities measured at fair value on a non-recurring basis
We measure the fair value of our flight equipment and certain definite-lived intangible assets on a non-recurring basis, when U.S. GAAP requires the application of fair value, including when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.
Additional details of recoverability assessments performed on our flight equipment and certain definite-lived intangible assets are described in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 2, 2023.
Management develops the assumptions used in the fair value measurements. Therefore, the fair value measurements of flight equipment and definite-lived intangible assets are classified as Level 3 valuations.
Flight equipment
Inputs to non-recurring fair value measurements categorized as Level 3
We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the income statement approach include the discount rate, current contractual lease cash flows, projected future non-contractual lease cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use, and a contractual or estimated disposition value.
The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and the airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to follow-on lease terms, which are estimated based on the age of the aircraft at the time of re-lease and are assumed through the estimated holding period of the aircraft. The estimated holding period is the period over which future cash flows are assumed to be generated. Shorter holding periods can result when a potential sale or future disassembly of an aircraft for the sale of its parts (“part-out”) of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the disposition value assumed is based on an estimated part-out value or the contracted sale price.
The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates assumptions market participants would use regarding the likely debt and equity financing components, and the required returns of those financing components.
The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, including fluctuations in required rates of return in debt and equity, and loan to value ratios. The non-contractual cash flows represent management’s estimate of the non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate would decrease the fair value measurement of the aircraft, while an increase in the estimated non-contractual cash flows would increase the fair value measurement of the aircraft.
Fair value disclosures of financial instruments
The fair value of restricted cash and cash and cash equivalents approximates their carrying value because of their short-term nature (Level 1). The fair value of our long-term unsecured debt is estimated using quoted market prices for similar or identical instruments, depending on the frequency and volume of activity in the market. The fair value of our long-term secured debt is estimated using a discounted cash flow analysis based on current market interest rates and spreads for debt with similar characteristics (Level 2). Derivatives are recognized in our Condensed Consolidated Balance Sheets at their fair value. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparties of the derivative contracts based on quantitative and qualitative factors (Level 2).

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Fair value measurements (Continued)
As of March 31, 2023 and December 31, 2022, we held investments at fair value of $69.6 million and $59.1 million, respectively. The valuation of these investments were primarily classified as Level 1, based on quoted market price.
As of March 31, 2023 and December 31, 2022, loans receivable and notes receivable carried at amortized cost had estimated fair values of $315.9 million and $444.4 million, and $329.7 million and $486.2 million respectively, and were classified as Level 3.
All of our financial instruments are carried at amortized cost, other than our derivatives and investments which are measured at fair value on a recurring basis. The carrying amounts and fair values of our most significant financial instruments as of March 31, 2023 and December 31, 2022 were as follows:

	March 31, 2023
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,089,046		$1,089,046	$1,089,046	$—	$—
Restricted cash	174,621		174,621	174,621	—	—
Loans receivable	336,396		315,931	—	—	315,931
Notes receivable	444,366		444,366	—	—	444,366
Investments, at fair value	69,614		69,614	39,529	—	30,085
Derivative assets	175,711		175,711	—	175,711	—
	$2,289,754		$2,269,289	$1,303,196	$175,711	$790,382
Liabilities
Debt	$46,552,037	(a)	$43,040,391	$—	$43,040,391	$—
Derivative liabilities	14,903		14,903	—	14,903	—
	$46,566,940		$43,055,294	$—	$43,055,294	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

	December 31, 2022
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,597,147		$1,597,147	$1,597,147	$—	$—
Restricted cash	159,623		159,623	159,623	—	—
Loans receivable	351,357		329,650	—	—	329,650
Notes receivable	486,223		486,223	—	—	486,223
Investments, at fair value	59,081		59,081	39,081	—	20,000
Derivative assets	211,993		211,993	—	211,993	—
	$2,865,424		$2,843,717	$1,795,851	$211,993	$835,873
Liabilities
Debt	$46,801,683	(a)	$42,525,932	$—	$42,525,932	$—
	$46,801,683		$42,525,932	$—	$42,525,932	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
27. Subsequent events
In April 2023, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $500 million of AerCap ordinary shares through September 30, 2023. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of ordinary shares to be purchased will be determined by the Company's management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company's cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read this discussion in conjunction with our unaudited Condensed Consolidated Financial Statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with U.S. GAAP, and are presented in U.S. dollars. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Special note about forward looking statements
This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:
•the availability of capital to us and to our customers and changes in interest rates;
•the ability of our lessees and potential lessees to make lease payments to us;
•our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses;
•changes in the overall demand for commercial aviation leasing and aviation asset management services;
•the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows;
•the rate of recovery in air travel related to the Covid-19 pandemic, the aviation industry and global economic conditions; the potential impacts of the pandemic and responsive government actions on our business and results of operations, financial condition and cash flows;
•the effects of terrorist attacks on the aviation industry and on our operations;
•the economic condition of the global airline and cargo industry and economic and political conditions;
•development of increased government regulation, including travel restrictions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers;
•a downgrade in any of our credit ratings;
•competitive pressures within the industry;
•regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes; and
•the risks set forth or referred to in “Part II. Other Information—Item 1A. Risk Factors” included below.
The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this report might not occur and are not guarantees of future performance.

Flight equipment portfolio
We are the global leader in aviation leasing with a portfolio consisting of 3,500 aircraft, engines (including engines owned and managed by our SES joint venture) and helicopters that were owned, on order or managed as of March 31, 2023. We provide a wide range of assets for lease, including narrowbody and widebody aircraft, regional jets, freighters, engines and helicopters. We focus on acquiring in-demand flight equipment at attractive prices, funding them efficiently, hedging interest rate risk prudently and using our platform to deploy these assets with the objective of delivering superior risk-adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our investors. We have the infrastructure, expertise and resources to execute a large number of diverse transactions in a variety of market conditions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and managing our asset portfolio. During the three months ended March 31, 2023, we executed 252 aviation asset transactions.
Aircraft portfolio
As of March 31, 2023, we owned 1,557 aircraft and we managed 183 aircraft. As of March 31, 2023, we had commitments to purchase 421 new aircraft scheduled for delivery through 2028. As of March 31, 2023, the weighted average age of our 1,557 owned aircraft fleet, weighted by net book value, was 7.2 years. As of March 31, 2023, 1,486 of our 1,557 owned aircraft were on lease and 71 aircraft were off-lease. As of April 26, 2023, of the 71 aircraft, 35 were re-leased or under commitments for re-lease, 29 aircraft were designated for sale or part-out (which represented less than 1% of the aggregate net book value of our fleet), five aircraft were being marketed for re-lease (which represented less than 1% of the aggregate net book value of our fleet) and two aircraft were under commitments for sale. During the three months ended March 31, 2023 our owned aircraft utilization rate was 98%, calculated based on the number of days each aircraft was on lease, weighted by the net book value of the aircraft. Approximately 1% of our owned aircraft were undergoing or designated for cargo conversion during the three months ended March 31, 2023 and were not calculated as utilized.
The following table presents our aircraft portfolio by type of aircraft as of March 31, 2023:

Aircraft type	Number of owned aircraft	Percentage of total net book value	Number of managed aircraft	Number of on order aircraft	Total owned, managed and on order aircraft
Passenger Aircraft	1,497	97%	176	421	2,094
Airbus A220 Family	6	—	3	16	25
Airbus A320 Family	448	11%	67	—	515
Airbus A320neo Family	350	32%	23	207	580
Airbus A330	55	2%	9	—	64
Airbus A330neo Family	1	—	—	11	12
Airbus A350	41	10%	6	—	47
Boeing 737 MAX	48	4%	5	129	182
Boeing 737NG	281	12%	61	—	342
Boeing 777-200ER	13	—	—	—	13
Boeing 777-300ER	45	4%	1	—	46
Boeing 787	101	21%	1	24	126
Embraer E190 / E195 / E2	71	1%	—	29	100
Other (a)	37	—	—	5	42
Freighter Aircraft	60	3%	7	—	67
Boeing 737	43	2%	7	—	50
Boeing 747 / 767 / 777	17	1%	—	—	17
Total	1,557	100%	183	421	2,161

(a)Other includes 37 owned aircraft (including five Embraer E170/175 aircraft; 10 Boeing 767 aircraft; 19 ATR and De Havilland Canada DHC-8-400 aircraft and three Boeing 757 aircraft) and five regional jet aircraft on order.

During the three months ended March 31, 2023, we had the following activity related to aircraft:

	Held for operating leases	Investment in finance leases, net	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	1,422	136	14	1,572
Aircraft purchases	15	—	—	15
Aircraft reclassified to held for sale	(2)	—	2	—
Aircraft sold or designated for part-out (a)	(10)	(12)	(8)	(30)
Aircraft reclassified to/from investment in finance leases, net	(2)	2	—	—
Number of owned aircraft at end of period	1,423	126	8	1,557

(a)Includes two aircraft that were reclassified to inventory.
Critical accounting estimates
There have been no significant changes to our critical accounting estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 2, 2023.

Comparative results of operations
Results of operations for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022

	Three Months Ended March 31,		Increase/ (Decrease)
	2023	2022
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$1,536,663	$1,553,646	$(16,983)
Maintenance rents and other receipts	187,142	185,895	1,247
Total lease revenue	1,723,805	1,739,541	(15,736)
Net gain on sale of assets	99,540	3,285	96,255
Other income	42,377	47,190	(4,813)
Total Revenues and other income	1,865,722	1,790,016	75,706
Expenses
Depreciation and amortization	610,517	634,414	(23,897)
Net (recoveries) charges related to Ukraine Conflict	(14,108)	2,728,718	(2,742,826)
Asset impairment	34,335	2,425	31,910
Interest expense	436,222	380,785	55,437
Loss on debt extinguishment	3,061	1,140	1,921
Leasing expenses	226,009	208,055	17,954
Selling, general and administrative expenses	110,604	97,475	13,129
Transaction and integration-related expenses	—	17,388	(17,388)
Total Expenses	1,406,640	4,070,400	(2,663,760)
Gain on investments at fair value	9,245	113	9,132
Income (loss) before income taxes and income of investments accounted for under the equity method	468,327	(2,280,271)	2,748,598
Income tax (expense) benefit	(65,594)	278,307	(343,901)
Equity in net earnings of investments accounted for under the equity method	32,544	1,283	31,261
Net income (loss)	$435,277	$(2,000,681)	$2,435,958
Net income attributable to non-controlling interest	(3,172)	(149)	(3,023)
Net income (loss) attributable to AerCap Holdings N.V.	$432,105	$(2,000,830)	$2,432,935
Basic lease rents. The decrease in basic lease rents of $17 million, or 1%, was attributable to:
•a decrease in basic lease rents of $64 million primarily due to lease terminations related to the Ukraine Conflict, lease transitions and lease restructurings, the accounting for which requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus any extension period; and
•the sale of assets between January 1, 2022 and March 31, 2023 with an aggregate net book value of $2.3 billion on their respective sale dates, resulting in a decrease in basic lease rents of $34 million;

partially offset by
•the acquisition of assets between January 1, 2022 and March 31, 2023, with an aggregate net book value of $6.3 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $81 million.

Maintenance rents and other receipts. The increase in maintenance rents and other receipts of $1 million, or 1%, was attributable to:
•an increase of $77 million in regular maintenance rents, primarily due to higher EOL compensation and other receipts;
partially offset by
•a decrease of $76 million in maintenance revenue and other receipts from lease terminations.
Net gain on sale of assets. The increase in net gain on sale of assets of $96.3 million was primarily due to the higher volume and composition of asset sales. During the three months ended March 31, 2023, we sold 35 assets for sale proceeds of $639 million and during the three months ended March 31, 2022, we sold 23 assets for proceeds of $452 million.
Depreciation and amortization. The decrease in depreciation and amortization of $23.9 million, or 4%, was primarily due to write-offs of flight equipment related to the Ukraine Conflict during the three months ended March 31, 2022, partially offset by asset purchases.
Net (recoveries) charges related to Ukraine Conflict. During the three months ended March 31, 2023, we recognized net recoveries related to Ukraine Conflict of $14.1 million, primarily compromised of letters of credit receipts and other collateral collections. During the three months ended March 31, 2022, we recognized a pre-tax net charge of $2.7 billion to our earnings, comprised of write-offs and impairments of flight equipment, which were partially offset by the derecognition of lease-related assets and liabilities and the collection of letter of credit proceeds. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 18—Net charges related to Ukraine Conflict.”
Asset impairment. For the three months ended March 31, 2023 and 2022, asset impairments primarily related to lease terminations or sales transactions and were partially offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation.
Interest expense. The increase in interest expense of $55 million, or 15%, was primarily attributable to:
•a $50 million increase in interest expense attributable to movement in mark-to-market on interest rate caps and swaps. For the three months ended March 31, 2023, we recognized a loss of $14 million related to mark-to-market movements on interest rate caps and swaps, compared to a gain of $36 million recognized during the three months ended March 31, 2022; and
•a $33 million increase in interest expense due to an increase in the average cost of debt for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. The average cost of debt, excluding the effect of mark-to-market movements on interest rate caps and swaps, debt issuance costs, upfront fees and other impacts, was 3.3% during the three months ended March 31, 2023, compared to 3.0% during the three months ended March 31, 2022. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures and metrics” for further information on our average cost of debt;
partially offset by
•a $3.3 billion decrease in the average outstanding debt balance to $46.6 billion during the three months ended March 31, 2023 from $49.9 billion during the three months ended March 31, 2022, resulting in a $28 million decrease in interest expense.

Leasing expenses. The increase in leasing expenses of $18 million was primarily due to $29 million of higher maintenance rights asset amortization and $3 million of higher expenses primarily related to airline defaults, partially offset by $14 million of lower flight equipment transition costs, lessor maintenance contributions and other leasing expenses.
Income tax (expense) benefit. The effective tax rate was 14.0% and 12.2% for the three months ended March 31, 2023 and 2022, respectively. During the three months ended March 31, 2022, we recorded approximately $341 million of income tax benefit due to the recognition of net charges related to the Ukraine Conflict. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 18—Net charges related to Ukraine Conflict.” The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions as well as the amount of permanent tax differences relative to pre-tax income or loss, as well as certain discrete items. The effective tax rate in any period can be impacted by revisions to the estimated full year rate.
Equity in net earnings of investments accounted for under the equity method. The increase in equity in net earnings of investments accounted for under the equity method of $31.3 million was primarily driven by higher earnings from our SES joint venture.

Liquidity and capital resources
The following table presents our consolidated cash flows for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
	2023	2022
	(U.S. Dollars in millions)
Net cash provided by operating activities	$1,363.4	$1,336.6
Net cash used in investing activities	(1,278.1)	(646.6)
Net cash used in financing activities	(579.7)	(1,259.1)
Cash flows provided by operating activities. During the three months ended March 31, 2023, our net cash provided by operating activities of $1.4 billion was the result of net income of $435.3 million, other adjustments to net income of $0.7 billion consisting primarily of depreciation and amortization, collections of finance leases of $128.7 million and the net change in operating assets and liabilities of $81.1 million. During the three months ended March 31, 2022, our net cash provided by operating activities of $1.3 billion was the result of net loss of $2.0 billion, other adjustments to net loss of $3.3 billion consisting primarily of depreciation, amortization and net charges related to Ukraine Conflict and collections of finance leases of $61.0 million, partially offset by the net change in operating assets and liabilities of $50.5 million.
Cash flows used in investing activities. During the three months ended March 31, 2023, our net cash used in investing activities of $1.3 billion primarily consisted of cash used for the purchase of and prepayments on flight equipment and other assets of $1.7 billion, partially offset by cash provided by asset sale proceeds of $470.3 million. During the three months ended March 31, 2022, our net cash used in investing activities of $0.6 billion primarily consisted of cash used for the purchase of and prepayments on flight equipment and other assets of $1.1 billion, partially offset by cash provided by asset sales of $405.1 million.
Cash flows used in financing activities. During the three months ended March 31, 2023, our net cash used in financing activities of $0.6 billion primarily consisted of cash used for debt repayments, debt issuance and extinguishment costs, net of new financing proceeds and debt premium received of $268.8 million, cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $0.5 billion and cash used for the payment of dividends to our non-controlling interest holders of $2.5 million, partially offset by net cash provided by maintenance payments and security deposits received of $192.6 million. During the three months ended March 31, 2022, our cash used in financing activities of $1.3 billion primarily consisted of cash used for debt repayments, debt issuance and extinguishment costs, net of new financing proceeds and debt premium received of $1.3 billion, cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $3.5 million, cash used for the payment of dividends to our non-controlling interest holders of $0.1 million and net cash provided by maintenance payments and security deposits received of $80.3 million.
We have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for flight equipment on delivery. As of March 31, 2023, we had commitments to purchase 421 new aircraft, scheduled for delivery through 2028. We also had commitments to purchase 16 engines and 18 new helicopters through 2025.
As of March 31, 2023, our cash balance was $1.3 billion, including unrestricted cash of $1.1 billion, and we had $11.3 billion of undrawn lines of credit available under our revolving credit facilities and term loan facilities. As of March 31, 2023, our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from contracted asset sales and other sources of funding, was $13.6 billion and, including estimated operating cash flows for the next 12 months, our total sources of liquidity were $18 billion. As of March 31, 2023, our existing sources of liquidity were sufficient to operate our business and cover approximately 1.3x of our debt maturities and contracted capital requirements for the next 12 months. As of March 31, 2023, the principal amount of our outstanding indebtedness, which excludes debt issuance costs, debt discounts and debt premium of $256 million, totaled $46.6 billion and consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)— Note 14—Debt.”
In order to satisfy our contractual purchase obligations, we expect to source new debt financing through access to the capital markets, including the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.

In the longer term, we expect to fund the growth of our business, including acquiring flight equipment, through internally generated cash flows, the incurrence of new debt, the refinancing of existing debt and other capital-raising initiatives.
During the three months ended March 31, 2023, our average cost of debt, excluding the effect of mark-to-market movements on our interest rate caps and swaps, debt issuance fees, upfront fees and other impacts was 3.3%. As of March 31, 2023, our adjusted debt to equity ratio was 2.56 to 1. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures and metrics” for further information on our average cost of debt and reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of March 31, 2023 and December 31, 2022.
Contractual obligations
Our estimated future obligations as of March 31, 2023 include both current and long-term obligations. Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase flight equipment and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.
The following table provides details regarding our contractual obligations and their payment dates as of March 31, 2023:

	2023 - remaining	2024	2025	2026	2027	Thereafter	Total
	(U.S. Dollars in millions)
Unsecured debt facilities	$3,500.0	$6,880.0	$3,650.0	$7,244.5	$1,600.0	$11,300.0	$34,174.5
Secured debt facilities	1,689.0	906.8	2,239.5	1,123.2	1,349.3	2,790.8	10,098.6
Subordinated debt facilities	—	—	—	—	—	2,277.2	2,277.2
Estimated interest payments (a)	1,327.8	1,534.2	1,355.5	1,070.4	818.4	8,586.9	14,693.2
Purchase obligations (b)	5,083.6	7,125.3	4,945.1	3,886.2	1,158.8	99.3	22,298.3
Operating leases (c)	47.6	46.8	14.2	9.3	9.4	23.9	151.2
Total	$11,648.0	$16,493.1	$12,204.3	$13,333.6	$4,935.9	$25,078.1	$83,693.0

(a)Estimated interest payments for floating rate debt are based on rates as of March 31, 2023 and include the estimated impact of our interest rate swap agreements.
(b)As of March 31, 2023, we had commitments to purchase 421 aircraft (including 17 purchase and leaseback transactions), 16 engines, 18 helicopters and other commitments through 2028. The timing of our purchase obligations is based on current estimates and incorporates expected delivery delays into the table above. In addition, we have the right to reschedule the delivery dates of certain of our aircraft to future dates. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 25—Commitments and contingencies for further details on our purchase obligations.
(c)Represents contractual payments on aircraft that we lease from corporate aircraft owners and contractual payments on our office and facility leases.

Off-balance sheet arrangements
We have interests in variable interest entities, some of which are not consolidated into our Condensed Consolidated Financial Statements. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 23—Variable interest entities” for a detailed description of these interests and our other off-balance sheet arrangements.
Book value per share
The following table presents our book value per share as of March 31, 2023, December 31, 2022 and March 31, 2022:

	March 31, 2023	December 31, 2022	March 31, 2022
	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders’ equity	$16,045	$16,118	$14,653

Ordinary shares issued	250,347,345	250,347,345	250,347,345
Treasury shares	(12,809,970)	(4,416,070)	(4,728,473)
Ordinary shares outstanding	237,537,375	245,931,275	245,618,872
Shares of unvested restricted stock	(4,905,281)	(4,837,602)	(5,845,011)
Ordinary shares outstanding, excluding shares of unvested restricted stock	232,632,094	241,093,673	239,773,861

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$68.97	$66.85	$61.11
Non-GAAP measures and metrics
The following are definitions of our non-GAAP measures and metrics and a reconciliation of such measures to the most closely related U.S. GAAP measures for the three months ended March 31, 2023. We believe these measures and metrics may further assist investors in their understanding of our performance and the changes and trends related to our earnings. These measures and metrics should not be viewed in isolation and should only be used in conjunction with and as a supplement to our U.S. GAAP financial measures. Non-GAAP measures and metrics are not uniformly defined by all companies, including those in our industry, and so this additional information may not be comparable with similarly-titled measures, metrics and disclosures by other companies.
Adjusted debt to equity ratio
This measure is the ratio obtained by dividing adjusted debt by adjusted equity. Adjusted debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt. Adjusted equity means total equity, plus the 50% equity credit relating to the long-term subordinated debt. Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants. We believe this measure may further assist investors in their understanding of our capital structure and leverage.

The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of March 31, 2023 and December 31, 2022:

	March 31, 2023	December 31, 2022
	(U.S. Dollars in millions, except debt/equity ratio)
Debt	$46,296	$46,533
Adjusted for:
Cash and cash equivalents	(1,089)	(1,597)
50% credit for long-term subordinated debt	(1,125)	(1,125)
Adjusted debt	$44,082	$43,811

Equity	$16,124	$16,195
Adjusted for:
50% credit for long-term subordinated debt	1,125	1,125
Adjusted equity	$17,249	$17,320

Adjusted debt/equity ratio	2.56 to 1	2.53 to 1
Average cost of debt
Average cost of debt is calculated as interest expense, excluding mark-to-market on interest rate caps and swaps, debt issuance costs, upfront fees and other impacts, divided by the average debt balance. This measure reflects the impact from changes in the amount of debt and interest rates.

	Three months ended March 31,
	2023	2022	Percentage Difference
	(U.S Dollars in millions)
Interest expense	$436	$381	14%
Adjusted for:
Mark-to-market on interest rate caps and swaps	(14)	36	(138%)
Debt issuance costs, upfront fees and other impacts	(35)	(40)	(12%)
Interest expense excluding mark-to-market on interest rate caps and swaps, debt issuance costs, upfront fees and other impacts	$387	$377	3%

Average debt balance	$46,551	$49,864	(7%)

Average cost of debt	3.3%	3.0%	10%

Summarized financial information of issuers and guarantors
AGAT/AICDC Notes
From time to time since the completion of the acquisition of ILFC, AerCap Trust and AICDC have co-issued senior unsecured notes (the “AGAT/AICDC Notes”). Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 14—Debt” for further details on the AGAT/AICDC Notes. The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor”) and by AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subsidiary Guarantors” and, together with the Parent Guarantor, the “AGAT/AICDC Guarantors”).
Subject to the provisions of the indenture governing the AGAT/AICDC Notes (the “AGAT/AICDC Indenture”), a Subsidiary Guarantor will be automatically and unconditionally released from its guarantee with respect to a series of AGAT/AICDC Notes under the following circumstances: (1) the sale, disposition or other transfer of (i) the capital stock of a Subsidiary Guarantor after which such Subsidiary Guarantor is no longer a Restricted Subsidiary (as defined in the AGAT/AICDC Indenture) or (ii) all or substantially all of the assets of a Subsidiary Guarantor; (2) the permitted designation of the Subsidiary Guarantor as an Unrestricted Subsidiary as defined in and pursuant to the AGAT/AICDC Indenture; (3) the consolidation, amalgamation or merger of a Subsidiary Guarantor with and into AerCap Trust, AICDC or another AGAT/AICDC Guarantor with such person being the surviving entity, or upon the liquidation of a Subsidiary Guarantor following the transfer of all of its assets to AerCap Trust, AICDC or another AGAT/AICDC Guarantor; or (4) legal defeasance or covenant defeasance with respect to such series, each as described in the AGAT/AICDC Indenture, or if the obligations of AerCap Trust and AICDC with respect to such series under the AGAT/AICDC Indenture are discharged.
The guarantee obligations of each Subsidiary Guarantor are limited (i) to an amount not to exceed the maximum amount that can be guaranteed by a Subsidiary Guarantor (after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of all other AGAT/AICDC Guarantors in respect of the obligations under their respective guarantees) without rendering the guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable fraudulent conveyance or transfer laws, and (ii) as necessary to recognize certain defenses generally available to guarantors, including voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally or other considerations under applicable law. In addition, given that some of the AGAT/AICDC Guarantors are Irish and Dutch companies, it may be more difficult for holders of the AGAT/AICDC Notes to obtain or enforce judgments against such guarantors.
AICDC and certain AGAT/AICDC Guarantors are holding companies and therefore hold equity interests in directly held subsidiaries, amongst having other trading activities. As a result, AICDC and certain AGAT/AICDC Guarantors could be dependent on dividends and other payments from their subsidiaries to generate the funds necessary to meet their outstanding debt service and other obligations, and such dividends or other payments will in turn depend on factors, such as their subsidiaries’ earnings, covenants in instruments governing their subsidiaries’ indebtedness, other contractual restrictions and applicable laws (including local law restricting payments of dividends).
Junior Subordinated Notes
In October 2019, AerCap Holdings N.V. issued $750.0 million aggregate principal amount of 5.875% fixed-rate reset junior subordinated notes due 2079 (the “Junior Subordinated Notes”). Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 14—Debt” and our audited Consolidated Financial Statements and “Note 16—Debt”, included in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 2, 2023, for further details on the Junior Subordinated Notes. The Junior Subordinated Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Trust, AICDC, AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subordinated Notes Guarantors”).
Subject to the provisions of the indenture governing the Junior Subordinated Notes (the “Subordinated Notes Indenture”), a Subordinated Notes Guarantor will be automatically and unconditionally released from its guarantee under the following circumstances: (1) the sale, disposition or other transfer of all or substantially all of the assets of a Subordinated Notes Guarantor; (2) the consolidation, amalgamation or merger of a Subordinated Notes Guarantor with and into AerCap Holdings N.V. or another Subordinated Notes Guarantor with such person being the surviving entity, or upon the liquidation of a Subordinated Notes Guarantor following the transfer of all of its assets to AerCap Holdings N.V. or another Subordinated Notes Guarantor; or (3) legal defeasance or covenant defeasance, each as described in the Subordinated Notes Indenture, or if the obligations of AerCap Holdings N.V. under the Subordinated Notes Indenture are discharged.

The guarantee obligations of each Subordinated Notes Guarantor are limited (i) to an amount not to exceed the maximum amount that can be guaranteed by a Subordinated Notes Guarantor (after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of all other Subordinated Notes Guarantors in respect of the obligations under their respective guarantees) without rendering the guarantee, as it relates to such Subordinated Notes Guarantor, voidable under applicable fraudulent conveyance or transfer laws and (ii) as necessary to recognize certain defenses generally available to guarantors, including voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally or other considerations under applicable law. In addition, given that some of the Subordinated Notes Guarantors are Irish and Dutch companies, it may be more difficult for holders of the Junior Subordinated Notes to obtain or enforce judgments against such guarantors.
Because AerCap Holdings N.V. and certain Subordinated Notes Guarantors are holding companies with very limited operations, their only significant assets are the equity interests of their directly held subsidiaries. As a result, AerCap Holdings N.V. and certain Subordinated Notes Guarantors are dependent primarily upon dividends and other payments from their subsidiaries to generate the funds necessary to meet their outstanding debt service and other obligations, and such dividends or other payments will in turn depend on their subsidiaries’ earnings, covenants in instruments governing their subsidiaries’ indebtedness, other contractual restrictions and applicable laws (including local law restricting payments of dividends).

Summarized Combined Financial Information
Summarized financial information (the “SFI”), as defined under Rule 1-02(bb) of Regulation S-X, is provided below for the issuers and the guarantor entities and includes AerCap Holdings N.V., AerCap Trust, AICDC, AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland and ILFC (collectively, the “Obligor Group”) as of March 31, 2023 and December 31, 2022, and for the three months ended March 31, 2023. The SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. The Obligor Group SFI excludes investments in non-obligor entities.

Summarized combined financial information of issuers and guarantors
	March 31, 2023	December 31, 2022
	(U.S. Dollars in millions)
Flight equipment held for operating leases, net	$7,668	$7,887
Intercompany receivables	34,121	32,684
Total assets	44,561	44,131

Debt	36,247	36,605
Intercompany payables	3,437	2,933
Total liabilities	41,712	41,567
Non-controlling interest	78	78

Three Months Ended
March 31, 2023
(U.S. Dollars in millions)
Total revenues and other income (a)	$990
Total expenses (b)	561
Income before income taxes and loss of investments accounted for under the equity method	429
Net income	375
Net income attributable to AerCap Holdings N.V.	372

(a)Total revenues include interest income from non-obligor entities of $514 million.
(b)Total expenses include interest expense to non-obligor entities of $30 million.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
Our primary market risk exposure is interest rate risk associated with short- and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, from time to time, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, from time to time, we may enter into forward exchange contracts.
The following discussion should be read in conjunction with “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 11—Derivative financial instruments,” “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 14—Debt” and our audited Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 2, 2023, which provide further information on our debt and derivative financial instruments.
Interest rate risk
Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including government monetary policies, global economic factors and other factors beyond our control.
We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed and floating rate debt. Interest rate exposure arises when there is a mismatch between terms of the associated debt and interest earning assets, primarily between floating rate debt and fixed rate leases. We manage this exposure primarily through the use of interest rate caps and interest rate swaps using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.
The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of March 31, 2023. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of LIBOR or Term SOFR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2023 - remaining	2024	2025	2026	2027	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$2,521.7	$1,903.3	$854.2	$238.3	$19.2	—	$114.1
Weighted average strike rate	2.0%	1.7%	2.2%	2.1%	2.1%	—

	2023 - remaining	2024	2025	2026	2027	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$2,700.0	$2,400.0	$2,375.0	$1,225.0	$685.4	$58.3	$42.0
Weighted average pay rate	3.0%	3.1%	3.1%	3.6%	3.6%	3.6%
The variable benchmark interest rates associated with these instruments ranged from one- to three-month U.S. dollar LIBOR or Term SOFR, as applicable. All instruments referencing U.S. dollar LIBOR will expire, or will transition to Term SOFR, in advance of or concurrently with U.S. dollar LIBOR cessation on June 30, 2023.
Our Board of Directors is responsible for reviewing our overall interest rate management policies. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to collateralize in the event of their downgrade by the rating agencies below a certain level.

Foreign currency risk and foreign operations
Our functional currency is U.S. dollars. The functional currency for domestic and substantially all foreign operations is the U.S. dollar. Foreign currency transaction gains and losses are not significant to the Company’s operations. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we currently receive substantially all of our revenue in U.S. dollars and we pay our expenses primarily in U.S. dollars. We currently have a limited number of leases and helicopter purchase agreements denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the euro. A decrease in the U.S. dollar in relation to foreign currencies increases our lease revenue received from foreign currency-denominated leases and our expenses paid in foreign currencies. An increase in the U.S. dollar in relation to foreign currencies decreases our lease revenue received from foreign currency-denominated leases and our expenses paid in foreign currencies. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.
Inflation
After a sustained period of relatively low inflation rates, the rates of inflation are above or near recent historical highs in the United States, the European Union, the United Kingdom, and other countries. High rates of inflation may have a number of adverse effects on our business. Inflation may increase the costs of goods, services and labor used in our operations, thereby increasing our expenses. To the extent that we derive our income from leases with fixed rates of payment, high rates of inflation will cause a greater decrease in the value of those payments than had the rates of inflation remained lower. Because our leases are generally multi-year, there may be a lag in our ability to adjust the lease rates for a particular aircraft accordingly. Our suppliers and lessees may also be subject to material adverse effects as a result of high rates of inflation, including as a result of the impact on their financial conditions, changes in demand patterns, price volatility, and supply chain disruption.

PART II. OTHER INFORMATION
Item 1. Legal Proceedings
Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 25—Commitments and contingencies” in this report.
Item 1A. Risk Factors
There have been no material changes in our risk factors since those reported in our Annual Report for the year ended December 31, 2022.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
The following table presents repurchases of our ordinary shares made by us during the three months ended March 31, 2023:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced program	Maximum dollar value of ordinary shares that may yet be purchased under the program (U.S. Dollars in millions) (a)
January 2023	—	—	—	—
February 2023	—	—	—	—
March 2023	8,788,890	56.89	8,788,890	—
	8,788,890	$56.89	8,788,890	—

(a)For further detail on our share repurchase programs, please refer to Note 16—Equity.
Item 3. Defaults upon Senior Securities
None.
Item 4. Mine Safety Disclosures
Not applicable.
Item 5. Other Information
None.
Item 6. Exhibits
None.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.
By:	/s/ Aengus Kelly
Name:	Aengus Kelly
Title:	Authorized Signatory
Date: May 2, 2023